FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For  <<30 December 2004>>
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

ebookers plc (the “Company”)	<<30 December 2004>>	<<3>>

Form 20-F for the year ended 31 December 2003

30 December 2004

Mr Max A. Webb
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Dear Mr Webb,

RE: ebookers plc (the “Company”)

Form 20-F for the year ended 31 December 2003

I refer to your letter to Michael Healy dated 8 November 2004 in respect of the above.

By way of context, you will be aware that on 2 December 2004, the Company and Cendant Corporation (“Cendant”) announced that Cendant has made a recommended cash offer to acquire the entire share capital of ebookers plc for 320 pence per share.  A document in connection with the offer was posted to the Company’s shareholders on 24 December 2004 and it is anticipated that, subject to shareholder and regulatory approvals, the acquisition will be effective on 28 February 2005, at which time it will become a wholly-owned subsidiary of Cendant.  Accordingly, it is anticipated that on 1 March 2005, the listing of the Company’s shares and ADS will be cancelled and it will cease to be listed on the London Stock Exchange and on NASDAQ on that date.

As a result of the proposed acquisition of the Company by Cendant, it is highly unlikely that the Company will file a Form 20-F for the year ended 31 December 2004.

With respect to the points specifically raised in your letter with respect to the Form 20-F for the year ended 31 December 2003 and subsequent filings, I refer to each in turn as follows:

Form 20-F for the year ended 31 December 2003

1.     Gain on investment in Tecnovate by Kipotechniki

The transaction with Kipotechniki was conducted on an arm’s length basis with a third party.  The consideration of $5,000,000 (£2,887,000) received for a 3.125% interest in Tecnovate was significantly in excess of the equivalent book value (£47,000) and, accordingly, a gain on partial disposal of £2,840,000 was recorded in accordance with normal accounting practice.  At the time the transaction was completed, it was anticipated that a change of control was remote and that it was appropriate to recognize the gain on disposal in 2003 (please refer also to point 2 below)

2.     Put right over Tecnovate shares

As indicated above, it is now expected that a change of control of the Company will occur on 28 February 2005.  As part of the contemplated acquisition by Cendant and contingent on the completion of that transaction, the 3.125% interest in Tecnovate previously sold to Kipotechniki will be repurchased by the Company.  It is proposed that the relevant accounting entries in this respect will be recorded in the Company’s financial statements for the year ended 31 December 2004.

3.     Use of the “gross sales” measure

We recognize that “gross sales” is a non-GAAP financial measure and, to the extent that the Company makes filings in the future, we will not refer to this measure in the MD&A commentary.

4.     Use of the term “margin”

We recognize that “margin” is a non-GAAP financial measure and, to the extent that the Company makes filings in the future, we will not refer to this measure in the MD&A commentary.

5.     General and administrative costs

Not included in the £2.3 million analysis of non-recurring costs is a bonus of £1.0 million (including National Insurance) accrued in respect of an executive director, which was separately referred to in the MD&A commentary.  This represents the majority of the remaining increase of £1.3 million.

6.     Disclosure of share options

We note your comments and will make the required amendments when filing an amended Form 20-F for the year ended 31 December 2003 (please refer also to point 21 below).

7.     Consolidated Statements of Cash Flows

We believe that it is more appropriate to classify the cash receipt from the partial sale of Tecnovate as a component of investing activities rather than financing activities as the receipt resulted from the Company’s investment in Tecnovate.  However, we accept that it would be equally appropriate to classify the receipt as “financing activities”.   We also accept that it may be more appropriate to classify receipts from sale of property, plant and equipment as “financing activities”.  To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

8.     Marketing and advertising costs

Marketing and advertising costs are generally either expensed immediately or, to the extent that the revenues generated by such activities extend over a period of time, the cost is amortised over the relevant period – generally between 1 and 2 years.  To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

9.     Segment information

Interest revenue / expense and depreciation are not included in the segment profit or loss reviewed by the chief operating decision maker for each segment as the company views these as either corporate or “fixed” costs which are not appropriate measures of segmental performance.  To the extent that the Company makes filings in the future, we will revise future disclosures to include items required by paragraph 38(a) of SFAS No.131.

10.     UK/US GAAP segment differences

To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

11.     2001 National Insurance

There was no reconciling item between UK and US GAAP for National Insurance in 2001 as the difference was not material in that period.

12.     Acquisition of Travelbag Holdings

The Company’s purpose in acquiring Travelbag Holdings was to significantly increase the scale of operations thereby benefiting from synergies and economies of scale.  In addition, Travelbag is a profitable and high margin business, which complemented the Company’s operations and provided an opportunity to increase the Internet sales of the Travelbag brands thereby reducing fulfillment costs and further improving the profitability of the business.   These factors were included in the Company’s assessment of an appropriate purchase price and the consequent recognition of goodwill.

13.     Goodwill by segment

All of the Travelbag goodwill relates to UK operations.

14.     Long term deferred income

It is common practice in the industry for GDS suppliers to pay an upfront “signing-on” bonus at the inception of a GDS contract.  Under the terms of these contracts, the Company is required to achieve a certain level of sales otherwise some or all of the upfront payment may become repayable.

The Company initially accounts for such receipts as deferred income and, under UK GAAP, amortises this amount to the income statement on a straight-line basis over the period of the relevant contract – typically 2-3 years – and provision is made for any amounts that are expected to be repayable if targets are not achieved.  Under US GAAP, the upfront payments are only released to income once the potential amount repayable for failure to achieve the sales targets, regardless of the likelihood of any repayment, is less than the upfront payment received.  We believe that this treatment complies with SFAS No.48.

15.     Deferred tax asset

The deferred tax asset principally relates to carried forward losses relating to the Company’s UK head office activities.  Given the uncertainty regarding the availability and timing of utilisation of those losses, a 100% valuation allowance is considered appropriate.  To the extent that the Company makes filings in the future, we will revise future disclosures to explain the reasons for the valuation allowance.

16.     Fair values of stock options

Noted. To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

17.     Repricing of stock options

Noted. To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

18.     Interests of Chairman/CEO

Noted. To the extent that the Company makes filings in the future, we will revise future disclosures in this respect.

19.     Guarantee arrangements

The guarantee arrangements discussed in Note 15 relate to various bonds issued on behalf of the Company in favour of national aviation authorities.  These bonds are only callable by the guaranteed party in the event that the Company is unable to meet its financial liabilities.  Accordingly, a liability would only occur if the company were to become insolvent, in which case it would not be a going concern.  It would therefore be inconsistent to provide for such an event in financial statements, which have been prepared on a “going concern” basis.

To the extent that the Company makes filings in the future, we will revise future disclosures in respect of guarantees to ensure compliance with paragraph 13 of FIN No.45.

20.     Sale of Adventures Company

As notes above, we recognise that “gross sales” is a non-GAAP financial measure and, to the extent that the Company makes filings in the future, we will not refer to this measure.

Form 6-K dated 17 August 2004

21.     Exceptional revenue reversal

Included in the £844,000 revenue reversal in Quarter 2 2004 is an amount of £497,000 which relates to the year ended 31 December 2003.  This correction was not accounted for in the consolidated financial statements for the year ended 31 December 2003 as the error was not identified until Quarter 2 2004, after the Form 20-F for the year ended 31 December 2003 had been filed.

As the amount of £497,000 is considered material to the consolidated financial statements for the year ended 31 December 2003, it is the Company’s intention to file an emended Form 20-F for the year ended 31 December 2003 to correct for this item.  The Company has not yet filed an amended Form 20-F pending the conclusion of an internal review of its accounting practices following the identification of the revenue recognition error relating to 2003.  It is not anticipated that that this exercise will identify any further adjustments relating to prior periods and, accordingly, the Company expects to file an amended 20-F in respect of the year ended 31December 2003 in the near future.

22.     Prior period restatement

Please refer to point 21 above.

Form 6-K dated 10 May 2004 and 17 August 2004

23.     Non-GAAP measures

As noted above, we recognise that certain items included in previous filings represent non-GAAP financial measures and, to the extent that the Company makes filings in the future, we will not refer to such measures.

Yours sincerely

William J Scott
Group Financial Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   30th December 2004

LEIGH GRANT

Deputy Company Secretary
ebookers plc